As filed with the Securities and Exchange Commission on December 28, 2015    333-153300

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Deutsche Telekom AG
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deutsche Telekom, Inc.
One Rockefeller Center, 16th Floor
New York, NY 10020
Attention: Reinhard Wieck , President
(212) 424-2900
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☑	immediately upon filing.
	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share of Deutsche Telekom AG	n/a	n/a	n/a	n/a

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the form of Second Amended and Restated Deposit Agreement included as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (12) and (13)

	(iii)	The collection and distribution of dividends	Paragraph (11)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraph (10) and (13)

	(v)	The sale or exercise of rights	Paragraph (11)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (16) and (17) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (10)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (4), (6), (7), (8) and (14)

	(x)	Limitation upon the liability of the depositary	Paragraphs (11) and (15)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2.	AVAILABLE INFORMATION	Paragraph (10)

(b) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Deutsche Telekom AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.deutschetelekom.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Second Amended and Restated Deposit Agreement, dated as of              2015 , by and among Deutsche Telekom AG, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder including form of American Depositary Receipt. –Filed herewith as Exhibit (a)

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed as exhibit (a) to Registration Statement No. 333-153300 and incorporated herein by reference.

(e)           Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Deutsche Telekom AG, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 28, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Ordinary Share, each of Deutsche Telekom AG

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Telekom AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bonn, Germany, on December 28, 2015.

DEUTSCHE TELEKOM AG

By:	/s/ Timotheus Höttges
Name:	Timotheus Höttges
Title :	Chief Executive Officer

By:	/s/ Thomas Dannenfeldt
Name:	Thomas Dannenfeldt
Title :	Chief Financial Officer

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on December 28, 2015.

Signatures	Capacity

/s/ Timotheus Höttges	Chief Executive Officer and Chairman of the Management Board
Timotheus Höttges	(principal executive officer)

/s/ Christian P. Illek	Member of the Management Board
Christian P. Illek	Chief Human Resources Officer

/s/ Thomas Dannenfeldt	Member of the Management Board
Thomas Dannenfeldt	Chief Financial Officer

/s/ Reinhard Clemens	Member of the Management Board For T-Systems
Reinhard Clemens

/s/ Thomas Kremer	Member of the Management Board
Thomas Kremer	For Data Privacy, Legal Affairs and Compliance

/s/ Niek Jan van Damme	Member of the Management Board For Germany
Niek Jan van Damme

/s/ Claudia Nemat	Member of the Management Board
Claudia Nemat	For Europe and Technology

SIGNATURE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed the registration statement or amendment, solely in the capacity of the duly authorized representative of Deutsche Telekom AG in the United States, in the City of New York, State of New York, U.S.A., on December 14, 2015.

DEUTSCHE TELEKOM, INC.

By:	/s/ Reinhard Wieck
Name: Reinhard Wieck
Title: President

INDEX TO EXHIBITS

Exhibit Number

(a) Form of Second Amended and Restated Deposit Agreement (e) Rule 466 certification